"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P. O. Box 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no

02055160

Ref.:
Harald Arnkværn, Chairman of the Corporate Assembly, telephone +47 90 54 02 21

Date: 18 September 2002

ORK – Tom Ruud resigns from Orkla's Board of Directors

Nordea has today announced that Tom Ruud has been appointed head of Corporate and Institutional Banking from 1 October. Since this post is not compatible with his continuing as Chairman of Orkla's Board of Directors, Mr Ruud has informed Harald Arnkværn, the Chairman of Orkla's Corporate Assembly, that he wishes to resign from his post.

"The change of Chairman will take place as soon as is practically possible. The work of finding a new Chairman will begin immediately," says Harald Arnkværn. As Chairman of Orkla's Corporate Assembly, he will be heading the Election Committee's effort to find Mr Ruud's successor.

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